EXHIBIT 15

                                 THE ALGER FUND
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                              PLAN OF DISTRIBUTION
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                 This Plan of Distribution (the "Plan") is adopted in accordance with Rule 12b-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "Act"), by The Alger Fund, an unincorporated business trust organized under the laws of the Commonwealth of Massachusetts (the "Fund"), subject to the following terms and conditions:

                 Section 1. REIMBURSEMENT OF EXPENSES.

                The Fund will reimburse the distributor of its shares, Fred Alger & Company, Incorporated ("Alger"), for certain expenses incurred by Alger in connection with the offering and sale of shares of beneficial interest of each of the Fund's portfolios other than the Alger Money Market Portfolio (each a "Portfolio" and, collectively, the "Portfolios"). The Fund may reimburse Alger for distribution expenses at an annual rate not exceeding 1.00% of the average daily net assets of each of the Portfolios. Any contingent deferred sales charges received by Alger will also be used in defraying expenses related to the distribution of shares of the Portfolios. Amounts so received will reduce the amount of total expenses for which reimbursement may be sought under the Plan. Distribution expenses incurred in a year in excess of contingent deferred sales charges received by Alger relating to redemptions of shares of a Portfolio during that year and 1.00 percent of the Portfolio's average daily net assets may be carried forward and sought to be reimbursed in future years. Interest at the prevailing broker loan rate may be charged to the Portfolios on any expenses carried forward.

                 Section 2. EXPENSES COVERED by the Plan.

                 The Fund may reimburse Alger under Section 1 of the Plan for any expenses primarily intended to result in the sale of the Portfolios' shares, including, but not limited to: (a) payments to and expenses of persons who service shareholder accounts, including, but not limited to, answering routine inquiries regarding the Portfolios, processing shareholder transactions and providing any other shareholder services not otherwise provided by the Fund's transfer agent; (b) costs relating to the formulation and implementation of marketing and promotional activities, including, but not limited to, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising; (c) costs of printing and distributing prospectuses, statements of additional information and reports of the Fund to prospective shareholders of the Portfolios; (d) costs involved in preparing, printing and


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distributing sales literature pertaining to the Portfolios; and (e) costs involved in obtaining whatever information, analyses and reports with respect to marketing and promotional activities on behalf of the Portfolios that the Fund may, from time to time, deem advisable.

                         Section 3. APPROVAL BY SHAREHOLDERS.

                 The Plan will not take effect with respect to a Portfolio, and no fee will be payable in accordance with Section 1 of the Plan, until the Plan has been approved by a vote of at least a majority of the outstanding voting securities of the Portfolio.

                         Section 4. APPROVAL  BY TRUSTEES.

                 Neither the Plan nor any related agreements will take effect until approved by a majority vote of both (a) the full Board of Trustees of the Fund and (b) those Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified Trustees"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

                         Section 5. CONTINUANCE OF THE PLAN.

                 The Plan will continue in effect for so long as its continuance is specifically approved at least annually by the Fund's Board of Trustees in the manner described in Section 4 above.

                         Section 6. TERMINATION.

                 The Plan may be terminated with respect to a Portfolio at any time by a majority vote of the Qualified Directors or by vote of a majority of the outstanding voting securities of the Portfolio.

                         SECTION 7. AMENDMENTS.

                 The Plan may not be amended so as to increase materially the amount of reimbursement described in Section 1 above, unless the amendment is approved by a vote of at least a majority of the outstanding voting securities of the affected Portfolio. In addition, no material amendment to the Plan may be made unless approved by the Fund's Board of Trustees in the manner described in
Section 4 above.

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                             Section 8. SELECTION OF CERTAIN TRUSTEES.

                 While the Plan is in effect, the selection and nomination of the Fund's Trustees who are not interested persons of the Fund will be committed to the discretion of the Trustees then in office who are not interested persons of the Fund.

                             Section 9. WRITTEN REPORTS.

                 In each year during which the Plan remains in effect, any person authorized to direct the disposition of monies paid or payable by the Portfolios pursuant to the Plan or any related agreement will prepare and furnish to the Fund's Board of Trustees, and the Board will review, at least quarterly, written reports, complying with the requirements of the Rule, which set forth the amounts expended under the Plan and the purposes for which those expenditures were made.

                             Section 10. PRESERVATION OF MATERIALS.

                 The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 9 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

                             Section 11. Meanings of Certain Terms.

                 As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have meanings that those terms have under the Act and the rules thereunder subject to any exemption that may be granted to the Fund under the Act by the Securities and Exchange Commission.

                              IN WITNESS WHEREOF, the Fund has executed the Plan
as of October 24, 1986.

                                                THE ALGER FUND

                                                By: /s/
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                                                    Authorized Officer